Exhibit 99.1

PricewaterhouseCoopers
LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

INDEPENDENT AUDITORS’ CONSENT

We hereby consent to the use in this Annual Report on Form 40-F for the year ended April 25, 2010 of Alimentation Couche-Tard Inc. of our report dated July 13, 2010 relating to the consolidated financial statement and the effectiveness of internal control over financial reporting which appears in this Annual Report on Form 40-F. We also consent to the reference to us under the heading "Interests of Experts" in the Annual Information Form included in this Annual Report on Form 40-F.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Chartered Accountants

Montréal, Canada
July 13, 2010

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.